Exhibit 4.1
DESCRIPTION OF CAPITAL STOCK

The following summary description sets forth some of the general terms and provisions of our capital stock. This summary is not complete. For a more detailed description of our capital stock, you should refer to the provisions of our Restated Articles of Incorporation, as amended (“Articles”), and our Amended and Restated By-Laws (“Bylaws”), both of which are filed as exhibits to this Annual Report on Form 10-K, and to the Minnesota Business Corporation Act (“MBCA”). Our common stock is our only class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended.

General
Authorized Shares. Our authorized capital stock consists of 60,000,000 shares of common stock, par value $0.375 per share, and 1,000,000 shares of preferred stock, par value $0.02 per share.

Dividends. Subject to the prior rights of holders of preferred stock, the holders of common stock are entitled to receive dividends when and as declared by our board of directors out of funds legally available for dividends.

Voting Rights. Holders of common stock are entitled to one vote per share on all matters to be voted upon by our shareholders. All shares of common stock rank equally as to voting and all other matters. Shares of common stock are not entitled to cumulative voting rights. This means that a holder of a single share of common stock cannot cast more than one vote for each position to be filled on our board of directors.

Other Rights. Upon a liquidation of our company, creditors and holders of preferred stock with preferential liquidation rights will be paid before any distribution to holders of common stock. The holders of common stock would be entitled to receive a pro rata distribution per share of any excess amount. The shares of common stock have no preemptive or conversion rights and have no redemption or sinking fund provisions. Since the holders of our common stock have no preemptive rights, this means that, as holders of common stock, they have no right to buy any portion of securities we may issue in the future.

Fully Paid. The outstanding shares of common stock are fully paid and nonassessable. This means the full purchase price for the outstanding shares of common stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares.

Listing. Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “TNC.”

Anti-takeover Provisions Contained in our Articles and Bylaws and the MBCA

Certain provisions of our Articles and Bylaws and of Minnesota law described below could have an anti-takeover effect. These provisions are intended to provide management flexibility to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board and to discourage an unsolicited takeover of our company, if our board determines that such a takeover is not in the best interests of our company and our shareholders. However, these provisions could have the effect of discouraging attempts to acquire us, which could deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Preferred Stock. Our Articles empower our board of directors to issue the undesignated preferred stock from time to time in one or more series. Our board of directors may also fix the designation and relative rights and preferences of each such series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of the common stock without any further action by our shareholders. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of new preferred stock could have the effect of

Exhibit 4.1
delaying or preventing a change in control of our company or make removal of our management more difficult. Additionally, the issuance of new preferred stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting and other rights of the holders of the common stock. Any issuance of new preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

Related Person Business Transactions. Under our Articles, “Related Person Business Transactions” subject to specified exceptions, require the approval of two-thirds of the voting power of our outstanding shares. A “Related Person Business Transaction” includes certain mergers or share exchanges involving us and a shareholder that, together with its affiliates and associates, beneficially owns at least 20% of our voting shares, the sale or other disposition by us of substantial assets to a 20% shareholder, the sale or other disposition by a 20% shareholder of substantial assets to us, certain issuances of securities by us to a 20% shareholder and certain recapitalizations or reclassifications or the adoption by us of a plan of liquidation or dissolution while we have a 20% shareholder. The two-thirds voting requirement does not apply if the transaction is pre-approved by at least two-thirds of our directors who were board members before the 20% shareholder became a 20% shareholder (excluding the 20% shareholder or its affiliates or associates). A merger or share exchange is also excepted from the two-thirds voting requirement if the per-share consideration received by our shareholders in the transaction equals or exceeds the highest per-share consideration paid by the 20% shareholder in acquiring any of our common stock. Any amendment to this provision of our Articles requires the approval of two-thirds of the voting power of our outstanding shares.

Statutory Provisions. Section 302A.671 of the MBCA applies, with certain exceptions, to any acquisitions of our voting stock from a person other than us, and other than in connection with certain mergers and exchanges to which we are a party and certain tender offers or exchange offers approved in advance by a disinterested board committee, resulting in the beneficial ownership of 20% or more of the voting power of our then-outstanding stock.

Section 302A.671 requires approval of the granting of voting rights for the shares received pursuant to any such acquisitions by a vote of our shareholders holding a majority of the voting power of our outstanding shares and a majority of the voting power of our outstanding shares that are not held by the acquiring person, our officers or those non-officer employees, if any, who are also our directors. Similar voting requirements are imposed for acquisitions resulting in beneficial ownership of 33-1/3% or more or a majority of the voting power of our then-outstanding stock. In general, shares acquired without this approval are denied voting rights in excess of the 20%, 33-1/3% or 50% thresholds and, to that extent, can be called for redemption at their then fair market value by us within 30 days after the acquiring person has failed to deliver a timely information statement to us or the date our shareholders voted not to grant voting rights to the acquiring person’s shares.

Section 302A.673 of the MBCA generally prohibits any business combination by us, or any subsidiary of ours, with any shareholder that beneficially owns 10% or more of the voting power of our outstanding shares (an “interested shareholder”) within four years following the time the interested shareholder crosses the 10% stock ownership threshold, unless the business combination is approved by a committee of disinterested members of our board of directors before the time the interested shareholder crosses the 10% stock-ownership threshold.

Section 302A.675 of the MBCA generally prohibits an offeror from acquiring our shares within two years following the offeror’s last purchase of our shares pursuant to a takeover offer with respect to that class, unless our shareholders are able to sell their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. This statute will not apply if the acquisition of shares is approved by a committee of disinterested members of our board of directors before the purchase of any shares by the offeror pursuant to the earlier takeover offer.

Classified Board; Removal of Directors; Number of Directors. Under our Articles, our board of directors is classified into three classes of directors. This means that only approximately one-third of our directors are elected at each annual meeting of shareholders and that it would take two years to replace a majority of the directors unless they are removed. Directors

Exhibit 4.1
may be removed by shareholders only by a vote of holders of at least 75% of the voting power of the outstanding shares. Our Articles also require a vote of holders of at least 75% of the voting power in order for the shareholders to change the number of directors, unless such change shall have been approved by a majority of our board of directors, in which case such change need be approved only by holders of a majority of the voting power of the shares present and entitled to vote at the shareholders’ meeting. Any amendment to these provisions of our Articles requires the approval of 75% of the voting power of our outstanding shares.

Nomination Procedures. Our Articles establish advance-notice procedures with regard to the nomination by shareholders of candidates for election as directors. A shareholder of record must provide a written request of its candidate to our secretary not less than 75 days prior to the date fixed for the annual or special meeting of shareholders, which notice must include the written consent of such candidate to serve as a director. Our Bylaws specify certain information and representations regarding the shareholder and any nominee that must be included in the notice. Any amendment to this provision of our Articles requires the approval of 75% of the voting power of our outstanding shares.

Proposal Procedures. Our Bylaws establish procedures, including advance-notice procedures, with regard to shareholder proposals to be considered at an annual meeting of shareholders. In general, a shareholder must submit a written notice of the proposal to our secretary at least 90 days before the first anniversary date of the preceding year’s annual meeting of shareholders, which notice must include certain information and representations regarding the shareholder and the proposal.

Special Meetings of Shareholders; Shareholder Action by Written Consent. Section 302A.433 of the MBCA and our Bylaws provide that special meetings of the Company’s shareholders may be called by the Company’s chief executive officer, chief financial officer, two or more directors, or shareholders holding 10% or more of the voting power of all shares entitled to vote, except that a special meeting called by shareholders for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action to change or otherwise affect the composition of our board of directors for that purpose, must be called by 25% or more of the voting power of all shares entitled to vote. Section 302A.441 of the MBCA also provides that action may be taken by shareholders without a meeting only by unanimous written consent.

Amendment of Bylaws. Our board of directors can adopt, amend or repeal our Bylaws, subject to limitations under the MBCA. Under the MBCA, our shareholders also have the power to change or repeal our Bylaws.